Exhibit (h)(6)(b)

FORWARD FUNDS

ADMINISTRATIVE PLAN

FOR INSTITUTIONAL, INVESTOR, CLASS A AND CLASS C SHARES

OF

FORWARD U.S. GOVERNMENT MONEY FUND

Forward Funds (the “Trust”) is an open-end management investment company registered as such under the Investment Company Act of 1940 (the “Act”). This Administrative Plan (“Administrative Plan”) refers to the Institutional, Investor, Class A and Class C shares of the Forward U.S. Government Money Fund (the “Government Fund”).

Section 1. Administrative Fee

Administrative Fee. The Trust, on behalf of the Institutional Class, Investor Class, Class A and Class C shares of the Government Fund, is authorized to pay directly to Forward Management, LLC (“Forward Management”) under this Administrative Plan a non-distribution related administrative fee (“Administrative Fee”) for the provision of the services listed in Schedule A. The Administrative Fee shall be at an annual rate of 0.25% of the average daily net assets of the Government Fund attributable to the Class.

Forward Management may, in its discretion, delegate the performance of some or all of these services to other persons (“Service Providers”); provided, however, that Forward Management will not delegate the performance of the services to any Service Provider that receives a separate fee for services paid under any distribution and service plan adopted under Rule 12b-1 of the Act for any portfolios of the Trust in the Accessor series.

Payment of Administrative Fee. The Administrative Fee will be calculated and accrued daily and paid monthly or at such other intervals as the Board may determine by each Class at the annual rate indicated above.

Section 2. Expenses Not Covered By this Administrative Plan

With respect to Investor Class shares, the Government Fund may also enter into Administrative Services Agreements with Service Providers under a separate Administrative Services Plan for Investor Class Shares of Accessor Series and pay an additional fee of up to 0.25% of the average daily net assets attributable to the Investor Class for non-distribution related service fees to Service Providers who provide personal and/or account maintenance services to their clients who may from time to time beneficially own shares of the Government Fund to the extent the Service Provider is permitted to do so under applicable statutes, rules and regulations.

Section 3. Approval of Board

This Administrative Plan must be approved by a majority of the Board (“Board Approval”) and by a majority of the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of this Administrative Plan or any such agreement (“Disinterested Trustee Approval”), by vote cast in person at a meeting called for the purposes of voting on such agreement. All determinations or authorizations of the Board hereunder shall be made by Board Approval and Disinterested Trustee Approval.

Section 4. Continuance of the Plan

This Administrative Plan may continue in effect for longer than one year after its initial implementation only as long as such continuance is specifically approved at least annually by Board Approval and by Disinterested Trustee Approval, cast in person at a meeting called for the purpose of voting on this Administrative Plan.

Section 5. Termination

This Administrative Plan may be terminated at any time by a vote of the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of this Administrative Plan or any agreement related to the implementation of this Administrative Plan, cast in person at a meeting called for the purposes of voting on such termination.

Section 6. Amendments

This Administrative Plan may not be amended in any material respect without Board Approval and Disinterested Trustee Approval.

Section 7. Written Reports

In each year during which this Administrative Plan remains in effect, a person authorized to direct the disposition of monies paid or payable by the Government Fund pursuant to this Administrative Plan or any related agreement will prepare and furnish to the Board, and the Board will review, at least quarterly, written reports which set out the amounts expended under the Administrative Plan and the purposes for which those expenditures were made.

Date: September 1, 2008

As Revised: September 25, 2009

As Revised: January 13, 2010, Effective May 1, 2010

SCHEDULE A

The services to be provided pursuant to this Administrative Plan adopted with respect to the Institutional Class, Investor Class, Class A and Class C shares of the Forward U.S. Government Money Fund:

1.	Answer shareholder queries about the status of their accounts.

2.	Provide shareholders with transaction status over the phone and/or the Internet.

3.	Provide information on distributions, returns, and yields of the Government Fund over the phone and/or the Internet.

4.	Provide information on the management of the Government Fund, including the holdings, industries and sectors.

5.	Provide information on the maturity distribution average coupon and credit quality of the holdings.

6.	Provide supplemental information on tax related issues such as state specific holding periods on fund distributions.